EXHIBIT 99.4

MEDIA ADVISORY: ASML MASKTOOLS AND PHOTRONICS FORM STRATEGIC ALLIANCE FOR CPL(TM)MASK MAKING INFRASTRUCTURE

Santa Clara, California and Brookfield, Connecticut, December 17, 2003 - ASML MaskTools and Photronics, Inc. (NASDAQ: PLAB), today announced a strategic alliance to develop a production-ready, mask making infrastructure for ASML MaskTools' CPL(TM) Technology. CPL is a resolution enhancement technique that enables low k1 lithography at advanced technology nodes. Customers using CPL Technology have the potential to extend the lifecycle of their current 193 nm processes to 90 nm and 65 nm nodes and, thereby, maximize their investments.

"ASML welcomes Photronics as the newest partner in our fast maturing CPL Technology development program. They will provide value to the program through their expertise and experience in high volume mask manufacturing," said Dinesh Bettadapur, president and CEO, ASML MaskTools. "Establishing an efficient mask making infrastructure is one of the keys to enabling the adoption of a new technology such as CPL."

A single mask, single exposure resolution enhancement technique, CPL can be broadly applied to logic and memory devices and is primarily targeted toward critical gate and contact layers.

Adoption of CPL technology by semiconductor manufacturers and foundries requires the availability of three critical components: leading edge software, advanced imaging systems and high-end photomasks. ASML MaskTools will deliver the software component through its LithoCruiser(R) (CPL imaging simulation) and MaskWeaver(TM) (full-chip CPL mask data conversion) products. ASML will deliver the imaging components through its KrF and ArF TWINSCAN(TM) platform including the recently announced XT:1250 scanner. Photronics will deliver the mask component through the delivery of high quality CPL masks.

"As we transition to smaller and smaller geometries, the lithography challenges continue to grow, creating the need for innovative mask technologies. CPL Technology fills this need well and represents a very viable solution for extending optical lithography well beyond 90 nm," said Chris Progler, chief scientist, Photronics, Inc. "We are excited about partnering with ASML in the development of this critical technology, for the benefit of the industry."

As part of the agreement, Photronics will work with ASML to help develop a seamless CPL manufacturing flow that is optimized for Photronics' advanced mask making process. In turn, ASML will provide Photronics with an R&D license for its extensive portfolio of CPL Technology patents encompassing the mask making, wafer imaging and software implementation domains. In addition, each side will promote each other's CPL- related products and services to their common customer base.

About Photronics

Photronics is a leading worldwide manufacturer of photomasks. Photomasks are high-precision quartz plates that contain microscopic images of electronic circuits. Key elements in the manufacture of semiconductors, photomasks are used to transfer circuit patterns onto semiconductor wafers during the fabrication of integrated circuits. They are produced in accordance with circuit designs provided by customers at strategically located manufacturing facilities in Asia, Europe, and North America.

About ASML MaskTools

ASML MaskTools, based in Santa Clara, California, offers leading edge optical extension technologies and products for the semiconductor industry. Core products include MaskWeaver for full-chip, model-based OPC/CPL(TM)/DDL(TM) mask optimization and LithoCruiser for lithography process analysis and optimization. As optical lithography continues to be used for volume IC manufacturing below the wavelength of the exposure light source, these technologies and products enhance photolithography process latitude, thereby improving integrated circuit yields in manufacturing.

Photronics, Inc.
Michael W. McCarthy
VP Investor Relations & Corp Comm
+203 775 9000


Numerical Technologies
Jane Evans-Ryan
Account Director, MCA
+1.650.968.8900


ASML
Tom McGuire
Vice President Communications
corpcom@asml.com
+31.40.268.5758
+31.40.268.3655

ASML
Elizabeth Kitchener
Director Corporate Communications
corpcom@asml.com
+31.40.268.2602
+31.40.268.3655

ASML
Doug Marsh
Vice President Institutional Investor Relations U.S.
doug.marsh@asml.com
+1.480.383.4006
+1.480.383.3976

ASML
Craig DeYoung
Director Investor Relations
craig.deyoung@asml.com
+31.40.268.3938
+31.40.268.3655